Exhibit 99.1

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GP Investments Acquisition Corp.

Acquisition of World Kitchen

April 19, 2016

C O R P O R A T E     P A R T I C I P A N T S

Antonio Bonchristiano, Chief Executive Officer, GP Investments Acquisition Corp. and GP Investments

P R E S E N T A T I O N

Operator:

Thank you, everyone, for joining GP Investments Acquisition Corp's Investor Call. This presentation will outline the Company's Acquisition of World Kitchen which was announced this morning. Antonio Bonchristiano, Chief Executive Officer of GP Investments Acquisition Corp. and GP Investments, will be presenting and discussing the transaction in greater detail. I would now like to pass the call to Mr. Antonio Bonchristiano. Sir, you may begin.

Antonio Bonchristiano:

Good morning, and thank you for joining us today to discuss GP Investments Acquisition Corp.’s acquisition of World Kitchen.

On this call, I will run through the Investor Presentation filed with the SEC this morning which outlines the rationale for the transaction, offers insight into World Kitchen and its brands, and highlights the exciting long-term growth potential for this business.

Before we begin, I would refer you to Slide 2 of our presentation and remind you that some comments today may contain forward-looking statements and, as such, will be subject to risks and uncertainties which, if they materialize, could materially affect results.  Please refer to the forward-looking statement disclosure contained on Slide 2 as well as our SEC filings for a full discussion of GPIAC's risk factors, including those relating to the acquisition. Additionally, certain non-GAAP financial measures will be discussed on this conference call. References to non-GAAP financial measures are only provided to assist you in understanding World Kitchen's results and performance trends and should not be relied upon as a financial measure of actual results or future projections. Reconciliations for such non-GAAP measures are referenced and included within the presentation.

Beginning with Slide 4, I first would like to remind you of what we set out to do with GPIAC upon listing on NASDAQ in May 2015, and that was to target attractive investment opportunities in the United States or Europe, with a focus on companies with long-term growth potential in the consumer goods, services or retail sectors. You will see that World Kitchen fits well the criteria we set out. The Company has a strong and stable business with long-term organic and inorganic growth potential in the attractive, global houseware sector.

Today’s transaction represents an enterprise value for the merged Company of approximately $566 million, implying a multiple of 7.2 times 2016 projected Adjusted EBITDA.

An affiliate of GPIAC’s sponsor will co-invest $50 million alongside investors in the form of new GPIAC common stock at a price of $10.00 per share in cash. This is a proprietary investment with balance sheet capital. Consistent with our philosophy and belief that World Kitchen will continue to grow over the long term, we intend to remain an investor of World Kitchen for many years.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Approximately 6.5 million shares of GPIAC common stock at $10.00 per share will be issued to World Kitchen’s existing stockholders, allowing them to take part in the future upside and growth potential we see in the Company. After giving effect to the transaction, GP Investments, through its affiliated entities is expected to become the largest single stockholder with approximately 28% pro forma ownership on a fully-diluted basis and former World Kitchen stockholders will have approximately 20% pro forma ownership.

Estimated proceeds from the financing will be used to repay World Kitchen’s existing $242 million in gross debt and is expected to add an estimated $43 million to World Kitchen’s cash balance to strengthen the capital structure and fund future growth. At closing, the Company will raise total new debt of $275 million.

We expect to file a preliminary proxy statement with the SEC in April, with a shareholder vote and subsequent closing of the transaction expected in July 2016.

Moving on, Slides 5 and 6 illustrate GP Investments’ successful 22-year track record of investing in, growing and creating value in high quality businesses across a variety of sectors. We believe in active, incentives-driven management with a focus on both organic and inorganic growth strategies, domestically and internationally. Essentially, we’ve done this before, and we are confident we will be in a position do it again with World Kitchen.

Moving to Slide 7. Over the past five months, we have worked closely with top tier consultants and sector experts, and have invested a great deal of time, energy and financial resources on a thorough due diligence process. We are confident in our investment decision and very excited by the opportunities we see for future growth.

Now turning to Slide 8. While you may not know the name World Kitchen, you’ve almost certainly heard of its iconic, market-leading brands: Corelle, Pyrex, Snapware, CorningWare all are found in kitchens across North America, and increasingly in Asia and other high-growth markets around the world. This is the foundation of World Kitchen’s business; strong brands that people love and trust across a range of houseware categories.

In Slide 9, we show that, from the bottom-up, houseware is an attractive global category representing an estimated $80 billion global market opportunity, including $12 billion in the U.S. alone. It is a category with extremely resilient demand; people will always cook, serve and store. This provides a very stable, predictable base of growth in mature markets, as well as exciting momentum and potential upside in emerging markets. This slide also shows how fragmented the U.S. houseware market currently is. We see this as an opportunity for World Kitchen, something I will expand on in more detail later.

Slide 10 gives an overview of the investment highlights, but I’ll skip ahead to cover each one of these points in more detail.

The 2015 sales numbers on Slide 11 show the diversity of the earnings stream that comes with being a market leader across a variety of complementary but distinct brands and categories.

And Slide 12 reinforces the diversity of World Kitchen’s global footprint, brand portfolio, and balanced channel mix with long-standing relationships with blue chip retail customers in North America. Channel diversification presents a particularly significant upside opportunity in emerging markets, which Slide 13 outlines in greater detail.

As I said earlier, mature markets such as North America provide a very stable, predictable base for growth, but by focusing on select high-growth emerging markets in Asia and elsewhere, World Kitchen can build on this foundation and achieve impressive growth.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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In emerging markets, the opportunity is two-fold: World Kitchen can increase its presence in markets where its brands are underrepresented, and in markets where its brands are already well positioned there is an opportunity to expand their reach through multiple channels.

Moving to Slide 14, you’ll see that World Kitchen houses proprietary technology and manufacturing infrastructure and processes, creating a substantial barrier to entry which would cost a third-party an estimated $500 million to replicate. The Company’s track record of innovation includes the unique, 3-layer Vitrelle glass used in Corelle. All of this means that World Kitchen is uniquely placed in the market to continue to expand and improve its product offering to adapt to changing consumer demands. You see this in what we call the “vitality index”, or the percent of sales derived from products launched in the last three years, which has been growing at a healthy rate.

Slide 15 gives an overview of World Kitchen’s recent and projected financial performance. As you can see, World Kitchen has been a very consistent performer, but we are confident that it has the potential to grow faster than it has in the past, and faster than its peers.

The final few slides outline the three pillars of our growth strategy for World Kitchen; continue and amplify the trend of organic growth, make it a more efficient business, and take advantage of sector consolidation opportunities. The goal is to make World Kitchen a $2 billion company in the next five years.

Let me expand on each of these pillars individually to give you a real sense of how this business will continue to grow as a public company. World Kitchen has achieved impressive organic growth, but there is uncaptured value here. For example, World Kitchen was a relatively late-adopter of e-commerce, so the Company is currently outpacing the growth of its peers in this channel.

There are also opportunities to extend iconic brands such as Pyrex into new categories like utensils, and to expand into new channels and increase presence where World Kitchen brands are underrepresented, including high-end specialty stores. We also want to revitalize legacy brands such as Revere, and again, expansion in new markets presents a significant opportunity.

Slide 18 outlines how we believe we can make World Kitchen an even more efficient business. First, there’s an opportunity to improve the quality of earnings across the store network and to shift revenue to other channels from underperforming stores. Second, continued plant improvements will increase production yields and lower production costs per unit. And third, we believe there are opportunities to achieve G&A efficiencies across the business.

Slide 19 outlines the opportunity for World Kitchen with respect to further sector consolidation.

World Kitchen competes in about half of the total housewares market, and is underpenetrated in several attractive categories, including Kitchen Utensils, Stove Top Cookware and Beverageware. There is significant opportunity to fill this white space within the Company’s brand and product portfolio through acquisitions. As always, there are clear criteria that we would look for in any potential acquisition target. We are not interested in adding scale for scale’s sake.

The next few slides provide additional details regarding the transaction, including terms.

To conclude, we return to the key investment highlights of this transaction on Slide 23. World Kitchen, with its diverse portfolio of iconic brands, is a compelling investment opportunity, and one that we believe will deliver strong returns for stockholders over the long term.

At this valuation, we are delivering an opportunity for the public to invest in a business that is discounted to its peers and has the potential to achieve higher growth than its multiple suggests.

Thank you again for your time today. We will be in touch in the coming days and weeks with further information.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

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